UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FUELCELL ENERGY, INC.
--------------------------------------------
(Name of Issuer)

Common Stock, $0.0001 par value per share
--------------------------------------------
(Title of Class of Securities)

35952H106
--------------------------------------------
(CUSIP Number)

April 30, 2012
--------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952H106


(1)		Name of Reporting Person - POSCO ENERGY CO, LTD
(4)		Republic of Korea
(5)		30,786,418
(6)		0
(7)		30,786,418
(8)		0
(9)		30,786,418
(11)		16.56%
(12)		CO


Item 1(a).	Name of Issuer:

		FuelCell Energy, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

		3 Great Pasture Road
		Danbury, Connecticut 06813

Item 2(a).	Name of Person Filing:

		POSCO Energy Co., Ltd. ("POSCO Energy")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

		POSCO Energy
		POSCO Center, 440
		Teheran-ro, Gangnam-gu
		Seoul, 135-777, Korea.

Item 2(c).	Citizenship:

		POSCO Energy is a corporation incorporated under the laws of the Republic of Korea.

Item 2(d).	Title of Class of Securities:

		Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

		35952H106

Item 3.		If this statement is filed pursuant to Section 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

		This Item 3 is not applicable.

Item 4.		Ownership.

		(a)	Amount beneficially owned:  30,786,418

		(b)	Percent of class: 16.56%

		(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 30,786,418

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 30,786,418

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.		Ownership of Five Percent or Less of a Class.

		This Item 5 is not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.		Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

		This Item 7 is not applicable.

Item 8.		Identification and Classification of Members of the Group.

		This Item 8 is not applicable.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2012
POSCO ENERGY CO, LTD

/s/  Jung Gon Kim
Signature

Jung Gon Kim
Executive Vice President of POSCO Energy Co., Ltd.